SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                             THE INTERGROUP CORPORATION
                           ------------------------------
                                  Name of Issuer

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   458685-10-4
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 466-7961
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 December 21, 2008
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 458685-10-4                                               Page Two
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     United States
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Number of                                 7.   Sole Voting Power
Shares                                         1,388,953
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           1,388,953
                                          -----------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,388,953 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     59.1%
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14.  Type of Reporting Person

     IN
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


                            AMENDMENT NO. 10
                            TO SCHEDULE 13D
                          OF JOHN V. WINFIELD
                   REGARDING OWNERSHIP OF SECURITIES OF
                       THE INTERGROUP CORPORATION


This Amendment No. 10 to Schedule 13D is being filed by John V. Winfield to update information previously furnished. This Amendment pertains to the surrender by Mr. Winfield of certain vested stock options to purchase shares of the Common stock, $.01 par value (the "Common Stock") to The InterGroup Corporation, a Delaware corporation ("InterGroup" or the "Company") in exchange for Restricted Stock Units ("RSUs")


Item 1.   Security of Issuer
          ------------------

          This Amendment to Schedule 13D relates to the Common Stock of InterGroup. The address of the principal executive offices of InterGroup is 820 Moraga Drive, Los Angeles, CA 90049.


Item 2.   Identity and Background
          -----------------------

          (a) John V. Winfield

          (b) Mr. Winfield's business address is: 820 Moraga Drive, Los Angeles, California 90049.

          (c) Mr. Winfield's principal occupation is Chairman and President of InterGroup, 820 Moraga Drive, Los Angeles, CA 90049.

          (d) Mr. Winfield has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Winfield has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          The Restricted Stock Units reported herein were granted to Mr. Winfield in exchange for stock options previously issued to him under InterGroup's 1998 Stock Option Plan for Key Officers and Employees. No other consideration was paid for the RSUs.

Item 4.   Purposes of Transactions.
          ------------------------

        On December 3, 2008, the Board of Directors of InterGroup adopted a new equity compensation plan for its officers, directors and key employees entitled, The InterGroup Corporation 2008 Restricted Stock Unit Plan (the "Plan"). The Plan was adopted, in part, to replace the Company's 1998 Stock Option Plan for Key Officers and Employees (the 1998 Officer Plan). Concurrent with the Board's adoption of the Plan, the holders of more than 65.2% of the outstanding common stock of the Company executed written consents in favor of the adoption of the Plan and have committed to vote in favor of the ratification of the Plan at the Company's next annual meeting of shareholders, which is expected to be held on February 18, 2009. A full copy of the Plan will be filed with the Company's proxy statement on Schedule 14A for that annual meeting.

The Plan authorizes the Company to issue RSUs as equity compensation to officers, directors and key employees of the Company on such terms and conditions established by the Compensation Committee of the Board of Directors (the "Committee"). RSUs are not actual shares of the Company's common stock, but rather promises to deliver shares of Common Stock in the future, subject to certain vesting requirements and restrictions as may be determined by the Committee. Each RSU is equal to one share of Common Stock. Under the Plan, the Committee also has the power and authority to establish and implement an exchange program that would permit the Company to offer holders of awards issued under prior shareholder approved compensation plans to exchange certain options for new RSUs on terms and conditions to be set by the Committee.

On December 21, 2008, Mr. Winfield surrendered to the Company 225,000 fully vested stock options issued to him under the 1998 Officer Plan in exchange for 84,628 RSUs pursuant to an exchange offer made by the Committee. The issuance of the RSUs to Mr. Winfield is subject to shareholder approval of the Plan and they will become null and void if the Plan is not ratified by the Company's shareholders on or before June 3, 2009. Pursuant to the Plan, no awards of RSUs shall vest until at least six months after shareholder ratification of the Plan and are subject to such other requirements and restrictions for the delivery of the shares of Common Stock as may be determined by the Committee upon ratification of the Plan.

Mr. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions. Mr. Winfield has no other plans or intentions that relate to, or would result in, the events set forth in Item 4 of the instructions to Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of December 21, 2008, Mr. Winfield may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 1,388,953 shares of Common Stock after the surrender of his 225,000 stock options. These shares represent approximately 59.1% of the outstanding shares of Common stock of InterGroup. That percentage is based on 2,351,273 shares outstanding as of September 30, 2008.

Subject to shareholder approval of the Plan, and other vesting requirements and restrictions, Mr. Winfield will also have the right to acquire 84,628 shares of Common Stock pursuant to his grant of RSUs. Since that grant is subject to shareholder ratification of the Plan, and no RSUs can vest until at least six months from the date of ratification, those 84,628 shares are not included as part of Mr. Winfield's beneficial ownership position.

          (b) Mr. Winfield has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

          (c) Other than the surrender of the 225,000 stock options and the award of RSUs discussed above, there were no other transactions effected by Mr. Winfield in the Common Stock within the past sixty (60) days.

          (d) No person other than Mr. Winfield, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None other than the Plan discussed in Item 4.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 24, 2008                    /s/ John V. Winfield
        -----------------                    ---------------------------
                                                 John V. Winfield